CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

September 27, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Errol Sanderson, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 70-10
Washington, D.C. 20549
Re:	Ikona Gear International, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-126523

Dear Mr. Sanderson:

          On behalf of Ikona Gear International, Inc. (the "Company"), please be advised that the Company has, on this date, electronically filed by EDGAR with the Commission its pre-effective Amendment No. 1 to Form SB-2 Registration Statement.

          I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

          To expedite your review, please accept the following in response to the comments of the Commission dated July 22, 2005:
Comment No. 1.	Supplementally, please be advised that no Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.

Comment No. 2.	Revised as requested. See page 43.

Comment No. 3.	We have revised the Registration Statement as requested. See page 44.

Comment No. 4.	Revised as requested. See page 44.

          Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

cc:       Raymond Polman
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